                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934



                                AutoNation, Inc.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    05329W102
                                 --------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 29, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                           ----------------
CUSIP No.  05329W102                                                Page 2 of 14
---------------------                                           ----------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      ESL Partners, L.P., a Delaware limited partnership 22-2875193
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                      WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

                      N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                             40,819,475
                                      -----------------------------------------
                                      8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                            0
                                      -----------------------------------------
                                      9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                            40,819,475
                                      -----------------------------------------
                                      10      SHARED DISPOSITIVE POWER
             PERSON
              WITH                              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      76,738,300
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                [ ]

                      N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      23.61%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                      PN
--------------------------------------------------------------------------------

 (1) Based on a total of 324,967,303 Shares outstanding on October 26, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

---------------------                                           ----------------
CUSIP No.  05329W102                                                Page 3 of 14
---------------------                                           ----------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       ESL Limited, a Bermuda corporation
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Bermuda
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                             7,922,202
                                      -----------------------------------------
                                      8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                            0
                                      -----------------------------------------
                                      9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                            7,922,202
                                      -----------------------------------------
                                      10      SHARED DISPOSITIVE POWER
             PERSON
              WITH                              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       76,738,300
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                [ ]

                       N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       23.61%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                       CO
--------------------------------------------------------------------------------

 (1) Based on a total of 324,967,303 Shares outstanding on October 26, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

---------------------                                           ----------------
CUSIP No.  05329W102                                                Page 4 of 14
---------------------                                           ----------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       ESL Institutional Partners, L.P., a Delaware limited partnership 06-1456821
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                             1,443,026
                                      -----------------------------------------
                                      8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                            0
                                      -----------------------------------------
                                      9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                            1,443,026
                                      -----------------------------------------
                                      10      SHARED DISPOSITIVE POWER
             PERSON
              WITH                              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       76,738,300
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                [ ]

                       N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       23.61%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                       PN
--------------------------------------------------------------------------------

 (1) Based on a total of 324,967,303 Shares outstanding on October 26, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

---------------------                                           ----------------
CUSIP No.  05329W102                                                Page 5 of 14
---------------------                                           ----------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       ESL Investors, L.L.C., a Delaware limited liability company 13-4095958
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                             9,553,597
                                      -----------------------------------------
                                      8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                            0
                                      -----------------------------------------
                                      9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                            9,553,597
                                      -----------------------------------------
                                      10      SHARED DISPOSITIVE POWER
             PERSON
              WITH                              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       76,738,300
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                [ ]

                       N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       23.61%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                       LLC
--------------------------------------------------------------------------------

 (1) Based on a total of 324,967,303 Shares outstanding on October 26, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

---------------------                                           ----------------
CUSIP No.  05329W102                                                Page 6 of 14
---------------------                                           ----------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Courtesy Partners, L.P., a Delaware limited partnership 06-1633842
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                             8,000,000
                                      -----------------------------------------
                                      8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                            0
                                      -----------------------------------------
                                      9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                            8,000,000
                                      -----------------------------------------
                                      10      SHARED DISPOSITIVE POWER
             PERSON
              WITH                              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       76,738,300
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                [ ]

                       N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       23.61%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                       PN
--------------------------------------------------------------------------------

 (1) Based on a total of 324,967,303 Shares outstanding on October 26, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

---------------------                                           ----------------
CUSIP No.  05329W102                                                Page 7 of 14
---------------------                                           ----------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       CBL Partners, L.P., a Delaware limited partnership 06-1526810
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                             9,000,000
                                      -----------------------------------------
                                      8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                            0
                                      -----------------------------------------
                                      9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                            9,000,000
                                      -----------------------------------------
                                      10      SHARED DISPOSITIVE POWER
             PERSON
              WITH                              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       76,738,300
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                [ ]

                       N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       23.61%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                       PN
--------------------------------------------------------------------------------

 (1) Based on a total of 324,967,303 Shares outstanding on October 26, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

---------------------                                           ----------------
CUSIP No.  05329W102                                                Page 8 of 14
---------------------                                           ----------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Edward S. Lampert
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                             0
                                      -----------------------------------------
                                      8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                            0
                                      -----------------------------------------
                                      9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                            0
                                      -----------------------------------------
                                      10      SHARED DISPOSITIVE POWER
             PERSON
              WITH                              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       76,738,300
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                [ ]

                       N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       23.61%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                       IN
--------------------------------------------------------------------------------

 (1) Based on a total of 324,967,303 Shares outstanding on October 26, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

---------------------                                           ----------------
CUSIP No.  05329W102                                                Page 9 of 14
---------------------                                           ----------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       William C. Crowley
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                             0
                                      -----------------------------------------
                                      8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                            0
                                      -----------------------------------------
                                      9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                            0
                                      -----------------------------------------
                                      10      SHARED DISPOSITIVE POWER
             PERSON
              WITH                              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       76,738,300
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                [ ]

                       N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       23.61%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                       IN
--------------------------------------------------------------------------------

 (1) Based on a total of 324,967,303 Shares outstanding on October 26, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

---------------------                                           ---------------
CUSIP No.  05329W102                                             Page 10 of 14
---------------------                                           ---------------

         This Amendment No. 2 to Schedule 13D (this "Amendment") amends and restates certain Items of the Schedule 13D, as amended, filed by ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Limited, a Bermuda corporation ("Limited"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), ESL Investors, LLC, a Delaware limited liability company ("Investors"), Courtesy Partners, L.P., a Delaware limited partnership ("Courtesy"), CBL Partners, L.P., a Delaware limited partnership ("CBL"), Edward
S. Lampert ("Mr. Lampert") and William C. Crowley ("Mr. Crowley), both U.S. citizens, by furnishing the information set forth below. ESL, Limited, Institutional, Investors, Courtesy, CBL, Mr. Lampert and Mr. Crowley are collectively defined in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission.

ITEM 2.    IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated in its entirety as follows:

         (a) The names of the persons filing this Statement (the "Filing Persons") are ESL, Limited, Institutional, Investors, Courtesy, CBL, Mr. Lampert and Mr. Crowley.

         (b) The principal business address of ESL, Institutional, Investors, Courtesy, CBL, Mr. Lampert and Mr. Crowley is One Lafayette Place, Greenwich, CT 06830. The principal business address of Limited is Hemisphere House, 9 Church Street, Hamilton, Bermuda.

         (c) This Statement is filed on behalf of a group consisting of ESL, Limited, Institutional, Investors, Courtesy, CBL, Mr. Lampert and Mr. Crowley. The general partner of ESL is RBS Partners, L.P., a Delaware limited partnership (the "General Partner"). The general partner of the General Partner of ESL is ESL Investments, Inc., a Delaware corporation ("Investments"). ESL Investment Management, LLC, a Delaware limited liability company ("ESLIM"), is the investment manager of Limited. RBS Investment Management, LLC, a Delaware limited liability company ("RBSIM"), is the general partner of Institutional. The General Partner is the manager of Investors. Investments is the general partner of CBL and Courtesy. Mr. Lampert is the Chief Executive Officer and director of Investments and the managing member of ESLIM and RBSIM. Mr. Crowley is the President and Chief Operating Officer of Investments. Mr. Lampert and Mr. Crowley were appointed to the Board of Directors of the Issuer on January 29, 2002. In the aforementioned capacities, ESL, Limited, Institutional, Investors, Courtesy, CBL, Mr. Lampert and Mr. Crowley each may be deemed to be the beneficial owner of the shares of AutoNation, Inc. common stock beneficially owned by the other members of the group.

         The principal business of ESL, Limited, Institutional, Investors, CBL and Courtesy is purchasing, holding and selling securities for investment purposes. The principal business of the General Partner is serving as the general partner of ESL. The principal business of Investments is serving as the general partner of the General Partner. The principal business of ESLIM is serving as the investment manager for Limited. The principal business of RBSIM is serving as the investment manager of Institutional. Mr. Lampert's principal business is serving as the Chief Executive Officer and director of Investments and the managing member of ESLIM and RBSIM. Mr. Crowley's principal business is serving as the President and Chief Operating Officer of Investments. E.J. Bird's principal business is serving as the Vice President, Treasurer and Secretary of Investments.

         (d) and (e) During the past five years, none of the foregoing entities or natural persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

---------------------                                           ---------------
CUSIP No.  05329W102                                             Page 11 of 14
---------------------                                           ---------------

         (f) ESL, Institutional, Investors, Courtesy, and CBL are citizens of Delaware. Mr. Lampert and Mr. Crowley are United States citizens, and Limited is a citizen of Bermuda.

ITEM 4.    PURPOSE OF TRANSACTION.

         Item 4 is hereby amended as follows:

         At a Board of Directors meeting of the Issuer held on January 29, 2002, the Board of Directors expanded the Board from 10 members to 12 members and appointed Edward S. Lampert and William C. Crowley to fill the vacancies on the Board of Directors. This followed an invitation that had been extended by the Board to Messrs. Lampert and Crowley.

         Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Shares, future changes to the composition of the Board of Directors of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Filing Persons may also acquire additional shares, or sell all or part of their Shares, in open market or privately negotiated transactions or otherwise. Any open market or privately negotiated purchases or sales may be made at any time without prior notice.

         The Filing Persons currently have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Filing Persons may formulate other purposes, plans or proposals regarding the Issuer or the Shares. The foregoing is subject to change at any time, and there can be no assurance that any of the Filing Persons will take any of the actions set forth above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         Item 5, paragraph (a) is hereby amended and restated in its entirety as follows:

         (a) Pursuant to that certain Joint Filing Agreement, entered into by and among ESL, Limited, Institutional, Investors, Courtesy, CBL, Mr. Lampert and Mr. Crowley dated as of January 30, 2002 (attached hereto as Exhibit 1 and incorporated herein by reference), each of ESL, Limited, Institutional, Investors, Courtesy, CBL, Mr. Lampert and Mr. Crowley may be deemed to beneficially own 76,738,300 Shares (which is approximately 23.61% of the Shares outstanding on October 26, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

         Item 5, paragraph (c) is hereby amended and restated in its entirety as follows:

         (c) There have been no transactions by the Filing Persons in the Shares effectuated within the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in Items 4 and 5 hereof, there are no contracts, arrangements, understandings or relationships between ESL, Limited, Institutional, Investors, Courtesy, CBL, Mr. Lampert, Mr. Crowley or any other person with respect to the securities of the Issuer.

---------------------                                           ---------------
CUSIP No.  05329W102                                             Page 12 of 14
---------------------                                           ---------------

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1. Joint Filing Agreement, dated as of January 30, 2002, entered into by and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., Courtesy Partners, L.P., CBL Partners, L.P., Edward S. Lampert and William C. Crowley.

---------------------                                           ---------------
CUSIP No.  05329W102                                             Page 13 of 14
---------------------                                           ---------------

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 30, 2002


                                ESL PARTNERS, L.P.

                                By:   RBS Partners, L.P., its general partner
                                By:   ESL Investments, Inc., its general partner

                                      By:              /s/ EDWARD S. LAMPERT
                                            ------------------------------------------------
                                                           Edward S. Lampert
                                                           Chairman


                                ESL LIMITED

                                By:   ESL Investment Management, LLC, its investment manager

                                      By:              /s/ EDWARD S. LAMPERT
                                            ------------------------------------------------
                                                           Edward S. Lampert
                                                           Managing Member


                                ESL INSTITUTIONAL PARTNERS, L.P.

                                By:   RBS Investment Management, LLC, its general partner

                                      By:              /s/ EDWARD S. LAMPERT
                                            ----------------------------------------------------
                                                           Edward S. Lampert
                                                           Managing Member


                                ESL INVESTORS, L.L.C.

                                By:   RBS Partners, L.P., its manager
                                By:   ESL Investments, Inc., its general partner

                                      By:              /s/ EDWARD S. LAMPERT
                                            ----------------------------------------------------
                                                           Edward S. Lampert
                                                           Chairman

---------------------                                           ---------------
CUSIP No.  05329W102                                             Page 14 of 14
---------------------                                           ---------------


                                COURTESY PARTNERS, L.P.

                                By:   ESL Investments, Inc., its general partner

                                      By:              /s/ EDWARD S. LAMPERT
                                           ----------------------------------------------------
                                                           Edward S. Lampert
                                                           Chairman

                                CBL PARTNERS, L.P.

                                By:   ESL Investments, Inc., its general partner

                                      By:              /s/ EDWARD S. LAMPERT
                                            ----------------------------------------------------
                                                           Edward S. Lampert
                                                           Chairman



                                /s/ EDWARD S. LAMPERT
                                ------------------------------------
                                Edward S. Lampert


                                /s/ WILLIAM C. CROWLEY
                                ------------------------------------
                                William C. Crowley

                                    EXHIBITS


Exhibit 1 Joint Filing Agreement, dated as of January 30, 2002, entered into by and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., Courtesy Partners, L.P., CBL Partners, L.P., Edward S. Lampert and William C. Crowley.